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                      METROPOLITAN LIFE INSURANCE COMPANY

                                  ENDORSEMENT

GENERAL PROVISIONS--

The following is added:

        "CHANGE OF PLAN-- Within 24 months from the date of Policy, you may change this policy to a Flexible-Premium Life policy. The cash value under this policy will be transferred to the new policy. The new policy will be on the life of the insured and will bear the same issue age, be in the same underwriting class, and be for the same specified face amount and same death benefit option as this policy."







                                                  /s/ Richard M. Blackwell

                                                  Richard M. Blackwell
                                                  Vice-President and Secretary